

AIR COMMERCIAL REAL ESTATE ASSOCIATION
STANDARD INDUSTRIAL/COMMERCIAL
MULTI-TENANT LEASE - GROSS

1.　　**Basic Provisions ("Basic Provisions").**

　　1.1　　**Parties:** This Lease ("**Lease**"), dated for reference purposes only December 15, 2008 is made by and between Brad Smith ,

("**Lessor**")

and Organic Alliance, Inc.

("**Lessee**"), (collectively the "**Parties**", or individually a "**Party**").

　　1.2(a)　　**Premises:** That certain portion of the Project (as defined below), including all improvements therein or to be provided by Lessor under the terms of this Lease, commonly known by the street address of 401 Monterey Street Suite 202 , located in the City of Salinas , County of Monterey , State of California , with zip code 93901 , as outlined on Exhibit A attached hereto ("**Premises**") and generally described as (describe briefly the nature of the Premises): 1,394 square feet of professional office space

In addition to Lessee's rights to use and occupy the Premises as hereinafter specified, Lessee shall have non-exclusive rights to any utility raceways of the building containing the Premises ("**Building**")and to the Common Areas (as defined in Paragraph 2.7 below), but shall not have any rights to the roof, or exterior walls of the Building or to any other buildings in the Project. The Premises, the Building, the Common Areas, the land upon which they are located, along with all other buildings and improvements thereon, are herein collectively referred to as the "**Project**." (See also Paragraph 2)

　　1.2(b)　　**Parking:** 6 unreserved vehicle parking spaces . (See also Paragraph 2.6)

　　1.3　　**Term:** 1 years and 0 months ("**Original Term**") commencing December 15, 2008 ("**Commencement Date**") and ending December 31, 2009 ("**Expiration Date**"). (See also Paragraph 3)

　　1.4　　**Early Possession:** N/A ("**Early Possession Date**"). (See also Paragraphs 3.2 and 3.3)

　　1.5　　**Base Rent:** $ 2,230.40 per month ("**Base Rent**"), payable on the 1st day of each month commencing February 1, 2009 . (See also Paragraph 4)

☑ If this box is checked, there are provisions in this Lease for the Base Rent to be adjusted.

　　1.6　　**Lessee's Share of Common Area Operating Expenses:** N/A percent (N/A %) ("**Lessee's Share**"). Lessee's Share has been calculated by dividing the approximate square footage of the Premises by the approximate square footage of the Project. In the event that that size of the Premises and/or the Project are modified during the term of this Lease, Lessor shall recalculate Lessee's Share to reflect such modification.

　　1.7　　**Base Rent and Other Monies Paid Upon Execution:**

　　(a)　　**Base Rent:** $ 3,494.35 for the period December 15, 2008 - January 31, 2009 .

　　(b)　　**Common Area Operating Expenses:** $ N/A for the period N/A

　　(c)　　**Security Deposit:** $ 2,230.40 ("**Security Deposit**"). (See also Paragraph 5)

　　(d)　　**Other:** $ N/A for N/A

　　(e)　　**Total Due Upon Execution of this Lease:** $ 5,724.75 .

　　1.8　　**Agreed Use:** Professional offices

(See also Paragraph 6)

　　1.9　　**Insuring Party.** Lessor is the "**Insuring Party**". (See also Paragraph 8)

　　1.10　　**Real Estate Brokers:** (See also Paragraph 15)

　　(a) **Representation:** The following real estate brokers (the "**Brokers**") and brokerage relationships exist in this transaction (check applicable boxes):

☐ _____ represents Lessor exclusively ("**Lessor's Broker**");

☐ _____ represents Lessee exclusively ("**Lessee's Broker**"); or

☑ NAI BT Commercial Real Estate represents both Lessor and Lessee ("**Dual Agency**").

　　(b) **Payment to Brokers:** Upon execution and delivery of this Lease by both Parties, Lessor shall pay to the Brokers the brokerage fee agreed to in a separate written agreement (or if there is no such agreement, the sum of per agmt or _____ % of the total Base Rent for the brokerage services rendered by the Brokers).

　　1.11　　**Guarantor.** The obligations of the Lessee under this Lease are to be guaranteed by _____

("**Guarantor**"). (See also Paragraph 37)

　　1.12　　**Attachments.** Attached hereto are the following, all of which constitute a part of this Lease:

☐ an Addendum consisting of Paragraphs _____ through _____ ;

☐ a site plan depicting the Premises;

☐ a site plan depicting the Project;

☐ a current set of the Rules and Regulations for the Project;

☐ a current set of the Rules and Regulations adopted by the owners' association;

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FORM MTG-7-06/07E

shall, within 30 days after request, deliver to the other Party satisfactory evidence of such authority.

(b) If this Lease is executed by more than one person or entity as "Lessee", each such person or entity shall be jointly and severally liable hereunder. It is agreed that any one of the named Lessees shall be empowered to execute any amendment to this Lease, or other document ancillary thereto and bind all of the named Lessees, and Lessor may rely on the same as if all of the named Lessees had executed such document.

(c) This Lease may be executed by the Parties in counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

44. **Conflict.** Any conflict between the printed provisions of this Lease and the typewritten or handwritten provisions shall be controlled by the typewritten or handwritten provisions.

45. **Offer.** Preparation of this Lease by either party or their agent and submission of same to the other Party shall not be deemed an offer to lease to the other Party. This Lease is not intended to be binding until executed and delivered by all Parties hereto.

46. **Amendments.** This Lease may be modified only in writing, signed by the Parties in interest at the time of the modification. As long as they do not materially change Lessee's obligations hereunder, Lessee agrees to make such reasonable non-monetary modifications to this Lease as may be reasonably required by a Lender in connection with the obtaining of normal financing or refinancing of the Premises.

47. **Waiver of Jury Trial.** THE PARTIES HEREBY WAIVE THEIR RESPECTIVE RIGHTS TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING INVOLVING THE PROPERTY OR ARISING OUT OF THIS AGREEMENT.

48. **Mediation and Arbitration of Disputes.** An Addendum requiring the Mediation and/or the Arbitration of all disputes between the Parties and/or Brokers arising out of this Lease ☐ is ☑ is not attached to this Lease.

49. **Americans with Disabilities Act.** Since compliance with the Americans with Disabilities Act (ADA) is dependent upon Lessee's specific use of the Premises, Lessor makes no warranty or representation as to whether or not the Premises comply with ADA or any similar legislation. In the event that Lessee's use of the Premises requires modifications or additions to the Premises in order to be in ADA compliance, Lessee agrees to make any such necessary modifications and/or additions at Lessee's expense.

50. **Option to Extend.** Lessee shall reserve the right to extend the Lease for two(2) extension terms of one (1) year each at the same terms and conditions including annual rental increases. Lessee shall provide ninety (90) days written notice should it elect to exercise the option(s).

51. **Tenant Improvements.** Lessor at Lessor's sole cost and expense shall construct a doorway between the conference room and the main office as seen on the attached floor plan. Additionally, Lessor shall deliver the space with paint touched up where necessary and carpets cleaned.

52. **Annual Rental Increases.** If Lessee exercises their option(s) to extend, upon each Lease Option, on the Lease anniversary the annual base rent shall increase by 3%.

LESSOR AND LESSEE HAVE CAREFULLY READ AND REVIEWED THIS LEASE AND EACH TERM AND PROVISION CONTAINED HEREIN, AND BY THE EXECUTION OF THIS LEASE SHOW THEIR INFORMED AND VOLUNTARY CONSENT THERETO. THE PARTIES HEREBY AGREE THAT, AT THE TIME THIS LEASE IS EXECUTED, THE TERMS OF THIS LEASE ARE COMMERCIALLY REASONABLE AND EFFECTUATE THE INTENT AND PURPOSE OF LESSOR AND LESSEE WITH RESPECT TO THE PREMISES.

ATTENTION: NO REPRESENTATION OR RECOMMENDATION IS MADE BY THE AIR COMMERCIAL REAL ESTATE ASSOCIATION OR BY ANY BROKER AS TO THE LEGAL SUFFICIENCY, LEGAL EFFECT, OR TAX CONSEQUENCES OF THIS LEASE OR THE TRANSACTION TO WHICH IT RELATES. THE PARTIES ARE URGED TO:

1. SEEK ADVICE OF COUNSEL AS TO THE LEGAL AND TAX CONSEQUENCES OF THIS LEASE.

2. RETAIN APPROPRIATE CONSULTANTS TO REVIEW AND INVESTIGATE THE CONDITION OF THE PREMISES. SAID INVESTIGATION SHOULD INCLUDE BUT NOT BE LIMITED TO: THE POSSIBLE PRESENCE OF HAZARDOUS SUBSTANCES, THE ZONING OF THE PREMISES, THE STRUCTURAL INTEGRITY, THE CONDITION OF THE ROOF AND OPERATING SYSTEMS, COMPLIANCE WITH THE AMERICANS WITH DISABILITIES ACT AND THE SUITABILITY OF THE PREMISES FOR LESSEE'S INTENDED USE.

WARNING: IF THE PREMISES ARE LOCATED IN A STATE OTHER THAN CALIFORNIA, CERTAIN PROVISIONS OF THE LEASE MAY NEED TO BE REVISED TO COMPLY WITH THE LAWS OF THE STATE IN WHICH THE PREMISES ARE LOCATED.

The parties hereto have executed this Lease at the place and on the dates specified above their respective signatures.

Executed at: _Salinas CA_	Executed: _Salinas CA_
On: _12-15-08_	On: _12-11-08_
By LESSOR:	**By LESSEE:**
Brad Smith	Organic Alliance, Inc.
By: _(signature)_	By: _(signature)_
Name Printed: Brad Smith	Name Printed: _PARKER BOOTH_
Title: Owner	Title: _President_
By:	By:
Name Printed:	Name Printed:
Title:	Title:
Address: 590 Brunken Avenue	Address: 1250 NE Loop 410
Salinas, CA 93901	Suite 320
	San Antonio, TX 78209
Telephone:(831) 753-6487	Telephone:(___)
Facsimile:(831) 349-1059	Facsimile:(___)

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©1998 - AIR COMMERCIAL REAL ESTATE ASSOCIATION

FORM MTG-7-06/07E

Facsimile:(831) 349-1059 _____   Facsimile:(___) _____
Federal ID No. _____   Federal ID No. _____

BROKER: **BROKER:**

NAI BT Commercial Real Estate _____   SAME _____

_____   _____

Att: Daniel Vorhies _____   Att: _____
Title: Associate _____   Title: _____
Address: 328-B Main Street _____   Address: _____
Salinas, CA 93901 _____   _____
Telephone:(831) 449-8000 _____   Telephone: (___) _____
Facsimile:(831) 769-0314 _____   Facsimile:(___) _____
Federal ID No. _____   Federal ID No. _____

NOTICE: These forms are often modified to meet changing requirements of law and industry needs. Always write or call to make sure you are utilizing the most current form: AIR Commercial Real Estate Association, 800 W 6th Street, Suite 800, Los Angeles, CA 90017. Telephone No. (213) 687-8777. Fax No.: (213) 687-8616.

(c)Copyright 1998 By AIR Commercial Real Estate Association.

All rights reserved.

No part of these works may be reproduced in any form without permission in writing.

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©1998 - AIR COMMERCIAL REAL ESTATE ASSOCIATION   FORM MTG-7-06/07E